SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STARBASE CORPORATION
(Name of Subject Company)

STARBASE CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

8549102 05
(CUSIP Number of Class of Securities)

James A. Harrer, Chief Executive Officer and President
Starbase Corporation
4 Hutton Centre Drive, Suite 900
Santa Ana, California 92707
Telephone: (714) 445-4400
(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing Statement)

Copy to:

Christopher S. Auguste, Esq.
Jenkens & Gilchrist Parker Chapin LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 704-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

The name of the subject company is Starbase Corporation, a Delaware corporation (“Starbase”). The principal executive offices of Starbase are located at 4 Hutton Centre Drive, Suite 900, Santa Ana, California 92707. The telephone number of Starbase at its principal executive offices is (714) 445-4400.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the common stock, par value $.01 per share, of Starbase (“Starbase Common Stock”). As of October 8, 2002, there were 8,736,690 shares of Starbase Common Stock issued and outstanding, or 8,750,890 shares of Starbase Common Stock after giving effect to the 14,200 shares of Starbase Common Stock issuable upon the exercise of outstanding options (whether or not vested) at an exercise price equal to or less than the Offer Price (as defined below).

Item 2.    Identity and Background of Filing Person

The filing person is the subject company. Starbase’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the cash tender offer by Galaxy Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Borland Software Corporation, a Delaware corporation (“Borland”), to purchase all of the outstanding shares of Starbase Common Stock (the “Shares”), at a purchase price of $2.75 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in Borland’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 11, 2002 (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 8, 2002 (the “Merger Agreement”), by and among Starbase, Borland and Purchaser. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Starbase (the “Merger”), with Starbase surviving as a wholly-owned subsidiary of Borland. At the effective time of the Merger, each outstanding Share (other than Shares owned by Starbase, by Borland, by any wholly-owned subsidiary of Starbase or Borland or by Purchaser and Shares which are owned by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with the provisions of the DGCL) will be converted into the right to receive the Offer Price in cash without interest thereon. The summary and description of the Merger Agreement and the conditions of the Offer contained respectively in Section 12 and Section 13 of the Offer to Purchase, which Offer to Purchase is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Purchaser was organized by Borland to acquire Starbase and has not conducted any unrelated activities since its organization. As set forth in the Schedule TO, the principal executive offices of both Borland and Purchaser are located at 100 Enterprise Way, Scotts Valley, California 95066, and the telephone number for both Borland and Purchaser is (831) 431-1000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

The information contained in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the “Information Statement”) attached hereto as

Annex B is incorporated herein by reference. Except as set forth in this Schedule 14D-9 or in the Information Statement, to the knowledge of Starbase, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between Starbase or its affiliates and either (i) Starbase’s executive officers, directors and affiliates or (ii) Borland, the Purchaser or their respective executive officers, directors and affiliates. Each actual or potential conflict of interest disclosed in this Schedule 14D-9 or in the Information Statement was considered by Starbase’s directors along with the other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Board”.

Merger Agreement

The summary and description of the Merger Agreement and the conditions of the Offer contained in the sections of the Offer to Purchase titled “Section 12. Purpose of the Offer; Plans for Starbase; The Merger Agreement; The Tender and Voting Agreement” and “Section 13. Certain Conditions to the Offer”. The Offer to Purchase is being mailed to Starbase stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Voting Agreement

As a condition and inducement to Borland and the Purchaser to enter into the Merger Agreement, all of Starbase’s directors and certain of its executive officers have entered into the Tender and Voting Agreement, dated as of October 8, 2002, (the “Tender and Voting Agreement”) by and among Borland, such directors and executive officers and Purchaser pursuant to which they have agreed, in their capacity as stockholders of Starbase, to tender all of their Shares, as well as any additional shares of Starbase Common Stock which they may acquire (pursuant to Starbase stock options or otherwise), to the Purchaser in the Offer. As of October 8, 2002, such directors and executive officers held in the aggregate 81,985 shares of Starbase common stock, which represented 0.94% of Starbase’s Adjusted Outstanding Shares (as defined below) as of such date. For purposes of this Schedule 14D-9, “Adjusted Outstanding Shares” shall mean all then outstanding Shares, including all Shares issuable upon the exercise of all then outstanding options to purchase Starbase Common Stock with a per share exercise price that is equal to or less than the Offer Price.

The summary and description of the Tender and Voting Agreement contained in the section of the Offer to Purchase titled “Section 12. Purpose of the Offer; Plans for Starbase; The Merger Agreement; The Tender and Voting Agreement—The Tender and Voting Agreement”, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Voting Agreement which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Loan and Security Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, Borland and Starbase entered into a Loan and Security Agreement, Intellectual Property Security Agreement and related documents providing for the loan from Borland to Starbase, in a maximum amount of $2,000,000 (the “Bridge Loan”). Under the terms of the Loan and Security Agreement, Borland has agreed to provide Starbase with an initial funding of $750,000 upon the satisfaction of the conditions specified therein (including the filing by Starbase of this Schedule 14D-9 with the Securities and Exchange Commission), to fund an additional $500,000 on the 30-day anniversary of the initial funding and to fund an additional $750,000 on the 60-day anniversary of the initial funding. The Bridge Loan will bear interest on the outstanding daily balance thereof from the date of disbursement until satisfaction in full at 8% per annum, with a default rate of interest equal to the lesser of 13% per annum or the maximum rate permissible by law. The Bridge Loan is secured by a security interest in all personal property of Starbase, including accounts, contract rights, general intangibles, goods, instruments, documents, policies and certificates of insurance, deposits, money, investment property, inventory and intellectual property (including trademarks, service marks, trade names, service names, patents, patent applications, computer programs and source code) of Starbase. The security interest of Borland will be subordinate only to the security interest of Silicon Valley Bank (“SVB”) pursuant to the Accounts Receivables Purchase Agreement between Starbase and SVB dated as of April 19, 2002. Starbase has agreed not to borrow any amounts pursuant to such agreement while any amounts are owed to Borland under the Bridge Loan.

The summary and description of the Loan and Security Agreement and Intellectual Property Security Agreement contained in the section of the Offer to Purchase titled “Section 12. Purpose of the Offer; Plans for Starbase; The Merger Agreement; The Tender and Voting Agreement—The Bridge Loan” is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Loan and Security Agreement and Intellectual Property Security Agreement, which have been filed as Exhibits (e)(5) and (e)(6) hereto, respectively, and are incorporated herein by reference.

Effects of the Offer and the Merger Under Starbase’s Stock Plans

The Merger Agreement provides that each option to purchase Starbase Common Stock that is outstanding immediately prior to the completion of the Merger under Starbase’s stock option plans, whether or not then vested, will be assumed by Borland, subject to the terms of the stock option plan or program and the agreement pursuant to which such option is outstanding, as such stock option plan, program and/or agreement may be amended. Each option so assumed by Borland will continue to have, and be subject to, the same terms and conditions of such option immediately prior to the completion of the Merger (including any repurchase rights or vesting provisions), except that (i) each such option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Borland common stock equal to the product obtained by multiplying (x) the aggregate number of shares of Starbase common stock that were issuable upon exercise of such option immediately prior to the completion of the Merger, and (y) the quotient obtained by dividing (1) $2.75 by (2) the closing trading price of a share of Borland common stock on the Nasdaq National Market, as reported in The Wall Street Journal, Eastern Edition (or such other source as the parties shall agree in writing) on the closing date of the Merger, rounded to the nearest thousandth (the “Exchange Ratio”), and rounded down to the nearest whole share, and (ii) the per share exercise price for the shares of Borland common stock issuable upon exercise of such assumed option will be equal to the quotient obtained by dividing (x) the exercise price per share of such option by (y) the Exchange Ratio, rounded up to the nearest whole cent. The Merger Agreement also provides that, reasonably promptly after the completion of the Merger, Borland shall file a registration statement on Form S-8 to register the shares of Borland common stock issuable upon the exercise of all Starbase options that are assumed by Borland in connection with the Merger.

The summary of the treatment of stock options under the Merger Agreement contained in the section of the Offer to Purchase titled “Section 12. Purpose of the Offer; Plans for Starbase; The Merger Agreement; The Tender and Voting Agreement—Treatment of Starbase Options and Warrants” is incorporated herein by reference. The summary of the treatment of stock options under the Merger Agreement contained in the Offer to Purchase, which describes the material terms of treatment of the stock options, is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effects of the Offer and the Merger on Starbase’s Employee Benefit Plans

Pursuant to the Merger Agreement, Borland has agreed that all employees of Starbase and its subsidiaries who continue employment with Borland, Starbase and Starbase’s subsidiaries after the completion of the Merger (“Continuing Employees”) will be eligible to continue to participate in Starbase’s health and welfare benefit plans; provided, however, that (i) nothing will limit the right of Borland or Starbase to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Borland or Starbase terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees will be eligible to participate in Borland’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Borland. Nothing in the Merger Agreement shall be construed to create a right in any employee to employment with Borland, Starbase or any other subsidiary of Starbase and the employment of each Continuing Employee shall be “at will” employment.

The summary of the treatment of employee benefit plans under the Merger Agreement contained in the section of the Offer to Purchase titled “Section 12. Purpose of the Offer; Plans for Starbase; The Merger Agreement; The Tender and Voting Agreement—Employee Benefit Matters” is incorporated herein by reference. The summary of the treatment of employee benefit plans under the Merger Agreement contained in the Offer to Purchase, which describes the material terms of treatment of the employee benefit plans, is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Interests of Certain Persons

Except as described (i) in this Schedule 14D-9 and (ii) in the Information Statement attached hereto as Annex B and incorporated herein by reference, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between Starbase or its affiliates and its executive officers, directors or affiliates.

Certain officers and directors of Starbase may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Starbase stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. In addition to the matters described above, these interests are as follows:

Severance Arrangements

On various dates between November 15, 1999 and November 3, 2001, Starbase entered into arrangements (collectively, the “Separation Agreements”) with Mr. Donald Farrow, Mr. James Smith and Mr. Douglas Norman, each a “named executive officer” of Starbase as disclosed in the section of the Information Statement attached hereto as Annex B titled “Directors and Executive Officers”, providing for severance payments to, and the continuation of employee benefits for, each such executive in certain circumstances, including termination of such executive’s employment (or a reduction in such executive’s salary) in conjunction with a change of control of Starbase. Pursuant to their respective Separation Agreements, upon termination of employment in conjunction with a change of control of Starbase (such as the successful completion of the Offer and the Merger), Mr. Smith is entitled to severance payments totaling approximately $340,000, Mr. Farrow is entitled to severance payments totaling approximately $250,000 and Mr. Norman is entitled to severance payments totaling approximately $225,000.

On June 1, 2002, Mr. James Harrer, Chief Executive Officer of Starbase, entered into an employment agreement (the “Harrer Agreement”) with Starbase providing severance payments totaling approximately $350,000 to, and the continuation of employee benefits for a period of one year for, Mr. Harrer following a change of control of Starbase. Mr. Harrer’s severance payments will therefore be triggered by successful completion of the Offer and the Merger.

The summaries of the severance provisions of the Separation Agreements and the Harrer Agreement contained in the section of the Information Statement attached hereto as Annex B titled “Executive Compensation—Change of Control Agreements” are incorporated herein by reference. The summaries of the severance provisions of the Harrer Agreement and the Separation Agreements contained in the Information Statement, which describe the material terms of such provisions, are qualified in their entirety by reference to the forms of these agreements, which have been filed as Exhibits (e)(8) and (e)(9) hereto and are incorporated by reference.

Acceleration of Vesting of Options

None of the options held by any officer or director of Starbase has an exercise price that is less than the Offer Price.

The Separation Agreements and the Harrer Agreement specifically provide for acceleration of vesting of the options held by Messrs. Farrow, Norman, Smith and Harrer upon a change of control of Starbase, such as the successful completion of the Offer and the Merger. In addition, the vesting of all options held by Starbase’s officers and directors accelerates in certain circumstances, including upon a change of control of Starbase, such as the successful completion of the Offer and the Merger. As of October 8, 2002, the directors and executive officers of Starbase beneficially owned in the aggregate 105,718 Shares, and options to purchase an additional 336,840 Shares, all of which options will become exercisable upon completion of the Merger. The summaries of such acceleration provisions contained in the section of the Information Statement attached hereto as Annex B titled “Executive Compensation—Change of Control Agreements” are incorporated herein by reference. The summaries of such severance provisions of the Separation Agreements and the Harrer Agreement contained in the Information Statement, which describe the material terms of such provisions, are qualified in their entirety by reference to the forms of these agreements, which have been filed as Exhibits (e)(7) and (e)(8) hereto and are incorporated by reference.

The descriptions of the options held by Starbase’s officers and directors contained in the sections of the Information Statement attached hereto as Annex B titled “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation—Summary Compensation Table”, “Executive Compensation—Option Grants in Last Fiscal Year” and “Executive Compensation—Option Exercises, Holdings and Fiscal Year-End Values” are incorporated herein by reference.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification existing in favor of those persons who are directors and officers of Starbase as of the date of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the completion of the Merger, as provided in Starbase’s bylaws, certificate of incorporation and any written contract or agreement providing for indemnification to any Indemnified Person as in effect as of the date of the Merger Agreement, will survive the Merger and shall be observed by Starbase to the fullest extent available under Delaware law for a period of up to six years from the completion of the Merger.

In addition, under the terms of the Merger Agreement, provided that the officers of Starbase as of the date of the Merger Agreement prepare and execute the application with respect thereto, Borland is required to maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the completion of the Merger, a “tail” policy of directors’ and officers’ liability insurance covering the period of time from the completion of the Merger until up to the sixth anniversary thereof, to the extent that directors’ and officers’ liability insurance coverage is commercially available providing comparable coverage to the existing directors’ and officers’ liability insurance policy maintained by Starbase. However, Borland will not be required to pay an aggregate premium for such tail policy in excess of $500,000, and, in the event the aggregate premium for such tail policy would exceed $500,000, Borland will be entitled to alter the terms of such coverage and/or period of such coverage under the tail policy to such terms of coverage and/or period of time that can be obtained for an aggregate premium equal to $500,000, with the terms of such changes in coverage or period of coverage to be determined in consultation with each of the “Continuing Directors” (as defined below); provided, further, that, if requested by the Continuing Directors, such aggregate premium shall be paid in the aggregate at or prior to the completion of the Merger.

The Merger Agreement requires that at all times until the completion of the Merger, Borland and Starbase shall use their respective commercially reasonable efforts to cause at least two of the members of Starbase’s board of directors to be individuals who were directors of Starbase and were not officers or employees of Starbase or any of its subsidiaries on the date of the Merger Agreement (the “Continuing Directors”).

The summary and description of the provisions of the Merger Agreement pertaining to directors’ and officers’ indemnification and insurance contained in the section of the Offer to Purchase titled “Section 12. Purpose of the Offer; Plans for Starbase; The Merger Agreement; The Tender and Voting Agreement—The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” is incorporated herein by reference. The summary of the provisions of the Merger Agreement pertaining to directors’ and officers’ indemnification and insurance contained in the Offer to Purchase, which describes the material terms of the provisions of the Merger Agreement pertaining to directors’ and officers’ indemnification and insurance, is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

Recommendation of Starbase’s Board of Directors

At a special meeting of the board of directors of Starbase (the “Board”) held on October 8, 2002, the Board unanimously: (i) determined that the Merger Agreement is advisable and is fair to, and in the best interests of, the stockholders of Starbase; (ii) approved the Offer contemplated in the Merger Agreement and recommended to the stockholders of Starbase that they accept the Offer and tender their shares of Starbase Common Stock pursuant thereto; (iii) recommended that the stockholders of Starbase vote in favor of adoption of the Merger Agreement at any meeting of stockholders of Starbase that may be called to consider adopting the Merger Agreement; (iv) approved the Merger Agreement; (v) acknowledged and approved the Tender and Voting Agreement; (vi) approved the Loan and Security Agreement; and (vii) approved the Intellectual Property Security Agreement.

Accordingly, the Board unanimously recommends that the stockholders of Starbase tender their Shares pursuant to the Offer and vote to adopt the Merger Agreement at any meeting of stockholders of Starbase that may be called to consider such adoption.    A copy of a letter to the stockholders of Starbase communicating the Board’s recommendations is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

Background for the Recommendation of the Board of Directors

(All Starbase per-share amounts in the following discussion have been adjusted to reflect a 1 for 10 reverse-stock-split that was effective prior to the opening of trading of Starbase Common Stock on July 31, 2002.)

Starbase’s management and the Board from time to time review Starbase’s long-term strategies and objectives. As part of these reviews, Starbase has considered various strategic alternatives to pursuing Starbase’s business plan as an independent entity, including mergers or acquisitions, distribution and licensing arrangements and various other strategic transactions. In mid 2001, following the economic decline in the software industry, the Board discussed the possibility of more aggressively exploring those strategic alternatives, as well as the necessity to lower operating costs and raise additional funds for operations.

In July 2001, Mr. William R. Stow III, the then Chairman, President and CEO of Starbase, and Mr. Don Farrow, Executive Vice President of Starbase had an initial discussion with Mr. Frank Slootman, Senior Vice President of Software Products at Borland, to discuss the possibility of a strategic relationship between the two companies. During the following weeks in July and August there were further discussions on the subject between officers of Starbase and Borland.

During July 2001, Starbase began looking for potential sources of financing.

On August 2, 2001, Starbase retained SG Cowen Securities Corporation (“SG Cowen”) as its financial advisor in connection with a possible sale of Starbase.

On September 11, 2001, a meeting of the Board was held, at which meeting the directors discussed, in light of the continuing economic decline in the software industry, the need for Starbase to further reduce operating costs beyond recent reductions and the status of Starbase’s efforts to explore new financing opportunities in order to fund Starbase’s continued execution of its long-term business strategy.

On September 17, 2001, representatives from Starbase and Borland met at Starbase’s offices to discuss the potential sale of Starbase to Borland and Starbase and Borland entered into a Business Development Mutual Nondisclosure Agreement.

On September 18, 2001, Mr. Farrow and representatives of SG Cowen discussed a potential strategic transaction with an interested party other than Borland.

On October 5, 2001, a meeting of the Board was held, at which management reported that management was contacting potential financing sources, including existing stockholders, directly. Mr. Stow reviewed the status of ongoing discussions with Borland and another potential acquirer of Starbase.

On October 16 and 17, 2001, representatives of Starbase and Borland met at Starbase’s offices in Santa Ana to continue discussions regarding a possible transaction between the two companies.

On October 18, 2001, Starbase’s Board discussed with Starbase’s management the continuing deterioration of the software industry, Starbase’s financial results for the quarter ended September 30, 2001 and the current and forecasted financial condition of Starbase. The Board then approved the terms of a convertible debt financing transaction and a cost reduction plan presented by management which included, among other things, issuing Starbase Common Stock as payment of certain liabilities.

On October 19, 2001, Starbase received a non-binding letter of interest from a potential acquirer (“Potential Acquirer One”) expressing its interest in acquiring all of the capital stock of Starbase, payable in shares of the Potential Acquirer One’s stock, subject to certain adjustments and conditioned upon the completion by the Potential Acquirer One of satisfactory due diligence, Starbase entering into an exclusivity agreement with the Potential Acquirer One, and other customary conditions.

On November 1, 2001, Borland submitted to Starbase a non-binding indication of interest to acquire all of the capital stock of Starbase for $41 million in cash or approximately $4.60 per share. Proceeding with the transaction was conditioned upon Borland’s completion of satisfactory due diligence, Starbase entering into an exclusivity agreement with Borland, and other customary conditions. At that time, Starbase Common Stock was generally trading in the range of $4.50 to $4.80 per share.

On November 9, 2001, a meeting of the Board was held at which representatives of SG Cowen were in attendance. At the meeting, SG Cowen reviewed with the Board the financial aspects of the various acquisition proposals. The Board then discussed the relative merits of Starbase’s strategic alternatives including remaining an independent company, obtaining financing and the potential sale of Starbase.

On November 16, 2001, Starbase received a revised offer from Potential Acquirer One to acquire all of the capital stock of Starbase at an exchange rate superior to that proposed by Borland and Starbase then informed Borland that its offer of $4.60 per share was not acceptable.

On November 21, 2001, Starbase announced a $3 million convertible debenture financing transaction.

On December 11, 2001, Potential Acquirer One withdrew its offer to purchase Starbase.

On January 2, 2002, Starbase announced that Mr. James Harrer had been elected President and Chief Operating Officer. On January 3, 2002, Starbase announced a corporate restructuring plan and further cost reduction program.

Between January and April, 2002, Mr. Stow had multiple meetings and discussions with officers of Borland in which each kept the other informed of each company’s status and interest level in renewing negotiations, including a meeting on March 11, 2002, between Mr. Stow and Dale L. Fuller and Frederick A. Ball, President and CEO and Senior Vice President and Chief Financial Officer of Borland, respectively, at which Mr. Fuller informed Mr. Stow that Borland would be interested in renewing acquisition discussions. During March, 2002, representatives of SG Cowen had several telephone conversations with representatives of Bear, Stearns & Co. Inc., Borland’s financial advisor, regarding a possible acquisition of Starbase by Borland. At a meeting between Mr. Stow and Mr. Fuller on April 1, 2002, Mr. Stow indicated that the Board of Starbase had determined, as part of evaluating all of Starbase’s strategic alternatives, that Starbase would consider a bid for the acquisition of Starbase by Borland.

On April 1, 2002, Dale L. Fuller, Borland’s President and Chief Executive Officer, met with Mr. Stow, during which meeting Mr. Stow indicated that Starbase’s board of directors had determined to solicit bids for proposals to acquire Starbase.

From April 2 through April 4, 2002, Mr. Harrer met with several potential investors in New York City regarding a potential investment in Starbase, including a potential investor that indicated a high level of interest in leading an investment in Starbase (the “Financing Source”).

On April 3, 2002, James Harrer was elected CEO of Starbase and John Snedegar was elected Chairman of the Board of Directors of Starbase. Mr. Stow continued to serve as a member of Starbase’s Board of Directors.

On April 4, 2002, Starbase entered into an investment banking agreement with Shoreline Pacific, LLC to assist Starbase in raising between $5 million and $10 million of equity financing to support Starbase’s turnaround strategy.

On April 18, 2002, at a meeting of the Board, the Board extensively discussed Starbase’s future course of action. One alternative discussed was to attempt to sell Starbase (including by auction) and another alternative was to obtain up to $10 million in preferred equity financing (the “Financing Transaction”) from the Financing Source and certain other potential co-investors. The Board discussed the advantages and disadvantages of each alternative. The Board concluded that Starbase should not put itself up for auction, but should continue its dialogues with Borland and Potential Acquirer One, all while continuing to move forward with the Financing Transaction. The Board authorized the execution of a term sheet with the Financing Source so that Starbase would be able to execute on its business plan, while continuing to have discussions with other potential acquirers to obtain a firm proposal for a potential acquisition.

On April 24, 2002, Mr. Harrer, Douglas Norman, Chief Financial Officer and Secretary of Starbase, and representatives of SG Cowen met with representatives of Borland and representatives of Bear Stearns to discuss Starbase’s corporate restructuring efforts and the Financing Transaction, as well as the potential strategic relationship between Starbase and Borland.

In late April, 2002, representatives of Borland conducted additional due diligence with respect to Starbase at Starbase’s offices in Santa Ana, California.

On May 5, 2002, Borland submitted to Starbase a new non-binding indication of interest to acquire all of the capital stock of Starbase for $40-$45 million in cash or approximately $4.60 to $5.10 per Share. The consideration proposed was a mix of cash and Borland’s stock to be determined. The transaction was again conditioned upon Borland’s completion of satisfactory due diligence, Starbase entering into an exclusivity agreement with Borland and other customary conditions. At that time, Starbase Common Stock was trading in the range of $3.40 to $4.90 pr Share.

On May 8, 2002, at a meeting of the Board, the Board discussed Borland’s non-binding indication of interest and, given the conditional nature of the details of Borland’s proposal and Starbase’s deteriorating financial condition, concluded that Starbase should pursue the Financing Transaction. The Board then discussed the Financing Transaction as well as other possible financing sources. The Board noted that the term sheet from the Financing Source executed by Starbase had a “no-shop” provision which prohibited Starbase from entertaining other offers for financings.

On May 10, 2002, at a meeting of the Board, the Board further discussed the revised terms of the financing with the Financing Source, including the requirement from the Financing Source that the financing be unanimously approved by the Board. The Board also discussed that SG Cowen had received an indication of interest from Borland to acquire Starbase and that Potential Acquirer One was also still interested in Starbase but required more information.

Later that month, Frederick A. Ball, Borland’s Executive Vice President and Chief Financial Officer, discussed the non-binding indication of interest with Mr. Stow.

On May 14, 2002, SG Cowen, at the instruction of Starbase, responded to Borland, informing Borland that its proposal made on May 5, 2002 was inadequate, but indicating that the Board was receptive to Borland’s interest in a transaction with Starbase and inviting further discussions.

On May 19, 2002, Mr. Stow met with Mr. Fuller, Mr. Ball and Keith E. Gottfried, Senior Vice President, General Counsel and Chief Legal Officer of Borland, to further discuss a potential acquisition transaction.

On May 20, 2002, the Board, acting by unanimous written consent, approved the revised terms of the Financing Transaction so that Starbase could continue to execute its business plan while it continued to explore strategic alternatives.

On May 22, 2002, Messrs. Stow and Snedegar met with Mr. Fuller to further discuss a potential acquisition transaction and to notify him that Starbase entered into the Financing Transaction.

On May 23, 2002, Starbase announced its planned equity financing through the sale of approximately $12 million of convertible preferred stock and warrants to accredited investors in a private placement pursuant to the Financing Transaction and a 1 for 10 reverse stock split.

On May 28, 2002, a meeting of the Board was held at which representatives of SG Cowen were present. SG Cowen reviewed with the Board the financial aspects of Borland’s proposal and reported on the status of the interest of the Potential Acquirer One. Mr. Stow then gave a presentation to the Board proffering his view that it would be advisable for Starbase to engage in a business combination transaction rather than remain an independent entity.

On May 29, 2002, Starbase received another offer from Potential Acquirer One to acquire all of the capital stock of Starbase at a price per share greater than the latest offer from Borland, with at least 70% thereof payable in stock of Potential Acquirer One and the remainder in cash.

On May 31, 2002, Borland submitted to Starbase a non-binding term sheet proposing that Borland would acquire all of the capital stock of Starbase for aggregate consideration of $47 million in cash or approximately $5.50 per Share. Proceeding with the transaction was again conditioned upon Borland’s completion of satisfactory due diligence, Starbase entering into an exclusivity agreement with Borland, and other customary conditions. At that time, Starbase Common Stock was trading in the range of $2.30 to $2.60 per Share.

On June 4, 2002, at a meeting of the Board, Mr. Harrer presented management’s evaluation of the indications of interest discussed at the Board meeting held on May 28, 2002. The Board concluded to concurrently pursue both a financing transaction and the potential sale of Starbase. After this discussion, representatives of SG Cowen joined the meeting and discussed the financial aspects of the offers being proposed by Borland and Potential Aquirer One. The members of the Board then discussed the respective proposals and determined to continue negotiations with both Borland and Potential Acquirer One.

From June 4 through June 10, 2002, Mr. Ball on behalf of Borland and Mr. Stow on behalf of Starbase had several telephone conversations regarding the status of a possible transaction. In the course of these discussions, Mr. Stow indicated that Starbase had received a proposal from Potential Acquirer One.

On June 11, 2002, a meeting of the Board was held, at which representatives of SG Cowen discussed with the Board the status of the indications of interest, in which they informed the Board that Potential Acquirer One had told SG Cowen that it had changed its proposal to an “all cash” offer. Borland’s offer remained unchanged.

On June 14, 2002, Mr. Ball sent a letter to Starbase stating Borland’s continuing interest in an acquisition of Starbase.

On June 27, 2002, a meeting of the Board was held, at which Mr. Harrer informed the other Board members that Potential Acquirer One had decided not to move forward with a transaction and was ending negotiations with Starbase. Mr. Harrer cited to the Board the reasons Potential Acquirer One was ending negotiations related to, among other things, integration issues with each company’s respective product lines, the fact that Starbase had a contractual obligation in connection with the Financing Transaction and that the total cost of the transaction was too high. Members of the Board then discussed the possibility of reopening negotiations with Borland. The Board then resolved to move forward with the Financing Transaction previously approved by the Board and to reopen discussions with Borland.

On July 9, 2002, Mr. Stow and representatives of SG Cowen met with Messrs. Fuller and Ball of Borland to discuss Borland’s interest in a potential acquisition of Starbase. During the meeting, Mr. Ball suggested the possibility of an asset purchase and asked Starbase’s management to consider alternative structures for a possible transaction.

On July 29, 2002, Starbase’s stockholders voted to approve the Financing Transaction and its 1 for 10 reverse stock split.

On July 31, 2002, prior to the opening of trading of Starbase Common Stock, Starbase’s 1 for 10 reverse stock split became effective.

On August 8, 2002, Starbase announced that it had received notification from certain investors in the Financing Transaction that such investors were terminating their obligations under the related purchase agreement, which had been scheduled to close on August 13, 2002.

On August 14, 2002, Starbase announced that it had postponed the closing date of the Financing Transaction and was analyzing all of its alternatives in connection with the Financing Transaction.

On August 23, 2002, Messrs. Harrer, Snedegar and Smith of Starbase met with Mr. Fuller and Edward M. Shelton, Borland’s Senior Vice President—Business Development, in San Mateo, California, to discuss a possible acquisition of Starbase by Borland.

Between August 23 and September 10, 2002, officers of Starbase met with other potential acquirers and did not receive any other expressions of interest except for an indication of interest from another of the potential acquirers (“Potential Acquirer Two”).

On September 3, 2002, while attending the SG Cowen Fall Technology Conference, Mr. Ball met with representatives of SG Cowen and expressed Borland’s continuing interest in a possible acquisition of Starbase. At such time, representatives of SG Cowen informed Mr. Ball that Starbase could be amenable to an acquisition proposal from Borland.

On September 7, 2002, Mr. Harrer began discussions with Mr. Ball regarding the consideration to be paid by Borland for Starbase in a possible acquisition transaction. Mr. Ball initially indicated that Borland would be prepared to pay $20 million in cash for Starbase and would also consider providing $2 million in bridge financing to Starbase upon execution of a definitive acquisition agreement. Mr. Harrer responded that while the proposal was attractive, given the other indications of interest that he had received and other third party financing proposals, he believed that Starbase could justify asking for a higher valuation.

On September 8, 2002, representatives of Borland indicated that it could be prepared to increase its offer.

On September 9, 2002, Mr. Snedegar, Chairman of the Board, telephoned Mr. Ball, and indicated to Mr. Ball that the Board would not accept an offer of $22-23 million, but would consider an offer of $25 million to purchase Starbase.

On September 10, 2002, a special meeting of the Board was held. Present at the meeting were representatives of SG Cowen. The representatives of SG Cowen reviewed with the Board the expressions of interest from potential acquirers including a possible offer by Borland to purchase all of the outstanding capital stock of Starbase for $25 million, subject to due diligence, Starbase entering into an exclusivity agreement with Borland and other customary conditions. Members of the Board then discussed the various proposals as well as the possibility of seeking equity financing. Mr. Snedegar stated that an equity financing at current market capitalization levels would by highly dilutive to stockholders and that stockholders would be better served by a sale of Starbase. Following discussion, the Board resolved to enter into an agreement with Borland which would include an exclusivity period of between 7 and 14 days.

On September 11, 2002, Mr. Ball indicated to Mr. Harrer that Borland would be willing to pay $25 million, all in cash or approximately $2.87 per Share and provide $2 million in bridge financing to Starbase subject to a due diligence review and negotiation of definitive acquisition and bridge financing agreements. Mr. Harrer requested written confirmation of Borland’s proposal, so he could present it to Starbase’s Board of Directors for its consideration.

From September 11, 2002 through September 14, 2002, Borland and Starbase, through their respective representatives, negotiated the terms of an exclusivity agreement, which was executed on September 15, 2002, and which prohibited Starbase from soliciting or participating in discussions with third parties with respect to an alternative acquisition transaction through September 23, 2002.

On September 12, 2002, Mr. Ball sent to Mr. Harrer a preliminary written indication of interest indicating Borland’s interest in acquiring Starbase for $25 million in cash and Borland’s willingness to provide Starbase with $2 million in bridge financing.

On September 12 and 13, 2002, representatives of Borland conducted on-site due diligence at Starbase’s corporate headquarters, and members of Starbase’s senior management made presentations on various elements of Starbase’s business.

On September 14, 2002, Mr. Gottfried on behalf of Borland provided an initial draft of the Merger Agreement to Mr. Harrer on behalf of Starbase. Commencing on September 15, 2002, Starbase and Borland, and their respective counsel, discussed various aspects of the proposed transaction, and negotiated the terms of the Merger Agreement and related agreements. Such discussion and negotiations continued through October 8, 2002.

On September 18, 2002, Mr. Harrer visited Borland’s corporate headquarters in Scotts Valley, California, and met with, among others, Mr. Ball, Douglas Barre, Borland’s Senior Vice President and Chief Operating Officer, and Mr. Gottfried. They discussed, among other things, the structure and timing of the proposed transaction.

On September 23, 2002, the exclusivity agreement expired by its terms and was not extended by the parties.

On September 30, 2002, citing the results of Borland’s due diligence investigation of Starbase and the additional liabilities, costs and expenses identified therein, Mr. Ball presented Mr. Harrer with a revised acquisition proposal of $22 million in cash or approximately $2.52 per Share.

During the period from September 30 to October 4, 2002, Borland and Starbase engaged in further discussions regarding the offer price.

On October 4, 2002, after Borland conducted further due diligence investigation and additional discussions between the parties, Borland and Starbase arrived at a mutually acceptable price of $24 million in cash or approximately $2.75 per share.

On October 8, 2002, at a special meeting of the Board, the Board considered the terms of the transaction, the reasons therefore, and the opinion of SG Cowen to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by the stockholders of Starbase in the Offer and the Merger was fair to such stockholders from a financial point of view, and unanimously: (i) determined that the Merger Agreement is advisable and is fair to, and in the best interests of, the stockholders of Starbase; (ii) approved the tender offer contemplated in the Merger Agreement and recommended to the stockholders of Starbase that they accept the tender offer and tender their shares of Starbase Common Stock pursuant thereto; (iii) recommended that the stockholders of Starbase vote in favor of adoption of the Merger Agreement at any meeting of stockholders of Starbase that may be called to consider adopting the Merger Agreement; (iv) approved and declared advisable the Merger Agreement; (v) approved the Loan and Security Agreement; (vi) acknowledged and approved the Tender and Voting Agreement and (vii) approved the Intellectual Property Security Agreement.

On October 8, 2002, Borland, Starbase and the Purchaser executed the Merger Agreement, Borland and Starbase executed the Loan and Security Agreement and the Intellectual Property Security Agreement, and Starbase’s directors and selected executive officers of Starbase executed the Tender and Voting Agreement in favor of Borland and the Purchaser.

On October 9, 2002, Borland and Starbase issued a joint press release announcing the Merger Agreement and the Offer, and on October 11, 2002, the Purchaser commenced the Offer.

Reasons for the Recommendation of the Board of Directors

In making the determinations and recommendations set forth above, the Board considered a number of factors, including, without limitation, the following:

•
The historical market prices, price to earnings ratio, multiples related to earnings before interest, taxes, depreciation and amortization (“EBITDA”), recent trading activity and trading range of the Shares, including that the Offer Price represents a 252.2% premium over the closing price of Starbase Common Stock of $0.78 on October 7, 2002 (the business day prior to the meeting of the Board) and a significant premium over the per Share offer made by Potential Acquirer Two prior to Starbase entering an exclusive negotiating period with Borland.

•
Starbase’s inability to consummate the Financing Transaction, its current inability to secure other sufficient long-term financing and the disruptive and adverse effect on Starbase’s business caused by such failure to obtain financing.

•	The financial condition and results of operations of Starbase and the projection of Starbase’s cash flows and capital requirements.

•
The need to bring Starbase’s review of strategic alternatives to a prompt conclusion due to the uncertainty of Starbase’s ability to continue as an independent entity if the Merger were not consummated based in part upon a determination by Starbase’s independent auditors that Starbase’s recurring losses from operations and negative working capital raise substantial doubt about its ability to continue as a going concern.

•
The fact that the structure of the acquisition of Starbase by Borland as provided for in the Merger Agreement involves an all cash tender offer for all outstanding Shares, to be commenced shortly after the public announcement and the execution of the Merger Agreement, to be followed by a merger in which all remaining Shares would be acquired for the same per Share consideration, thereby permitting Starbase’s stockholders to obtain cash for their Shares at the earliest possible time.

•
Borland’s willingness to provide Starbase $2 million in bridge financing to ensure Starbase’s liquidity through December 15, 2002. Without such financing Starbase cannot be certain of its liquidity through such date.

•
The results of the discussions with Potential Acquirer Two and other companies regarding an acquisition of or other business combination with Starbase including, but not limited to, notification by Potential Acquirer Two that its board of directors was not willing to pursue open-ended competitive bidding.

•
Inquiries made by Starbase and its financial advisors to over 25 companies, including major companies in the software industry, with respect to the possible acquisition of Starbase and the attendant uncertainty of reaching an agreement with any such party.

•
Inquiries made by Starbase and Shoreline Pacific, LLC to companies in the software industry with respect to the possible minority investment in Starbase and the attendant uncertainty of reaching an agreement with any such party.

•
The fact that notwithstanding the inquiries made by Starbase and its financial advisors with respect to a potential financing or acquisition transaction with Starbase, the Borland proposal was the best offer received.

•
The determination by the Board that bankruptcy or the liquidation of Starbase was not an acceptable alternative to the Offer because a liquidation would take a significant period of time to complete and would not be likely to realize aggregate net proceeds per Share of Starbase Common Stock equal to or greater than $2.75. In addition, the Board considered that if the Offer were not completed, and Starbase were not able to enter into an alternative financing or acquisition transaction, Starbase might have no alternative to bankruptcy or liquidation.

•
The determination by the Board that a transaction with Borland at the Offer Price of $2.75 per Share and on the terms set forth in the Merger Agreement is a preferable alternative that subjects Starbase stockholders to less risk than would be created by rejecting the proposed Offer and Merger and continuing to seek an alternative acquisition or financing transaction, and the increasing likelihood of bankruptcy of Starbase.

•	The history of the negotiations with Borland.

•	The business reputation of Borland and its management.

•
The Board’s belief, based upon presentations by Starbase’s management and financial advisors, that the Offer Price was fair in light of the financial condition, results of operations, business and prospects of Starbase.

•
The interests of certain persons in the Merger including certain severance payments payable to Starbase’s executive officers and directors, acceleration of stock option vesting as a result of the Merger and provisions in the Merger Agreement providing for indemnification of directors and officers and maintenance of director and officer insurance as described above under the heading “Interests of Certain Persons”.

•
The presentation delivered by SG Cowen to the Board on October 8, 2002, regarding the financial aspects of the proposed transaction and the opinion of SG Cowen delivered to the Board dated the same date and the underlying analysis conducted by SG Cowen, to the effect that, as of the date of the opinion and based on and subject to the assumptions and qualifications stated in the opinion, the consideration to be received by the stockholders of Starbase in the Offer and the Merger was fair to such stockholders from a financial point of view. SG Cowen’s opinion was prepared for and addressed to the Board and is directed to only the fairness from a financial point of view to the holders of Shares of the consideration to be received by the holders of Shares in the Offer and the Merger. SG Cowen’s opinion does not constitute a recommendation to the Board or to any stockholder as to whether that stockholder should tender its Shares in the Offer or how to vote or take any other action in connection with the Offer or the Merger or otherwise. A copy of the SG Cowen opinion is attached hereto as Annex A. The summary of the SG Cowen opinion in this Statement under the heading “Opinion of SG Cowen” is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to carefully read such opinion and such summary in its entirety

•
The provisions of the Merger Agreement permitting Starbase, subject to certain conditions, to negotiate with third parties that make unsolicited bona fide written offers to acquire Starbase that constitute Superior Proposals (as defined in the Merger Agreement) if the Board determines in good faith, after consulting with independent legal counsel to Starbase, that such action is required to discharge the Board’s fiduciary duties to Starbase’s stockholders under applicable law. The Board considered the terms of the Merger Agreement permitting Starbase to terminate the Merger Agreement and accept a Superior Proposal under certain conditions, including the requirement that Starbase pay Borland a $1.5 million “break-up” fee and expense reimbursement in such case. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of Starbase. In this regard, the Board recognized that the provisions of the Merger Agreement relating to the termination fees and non-solicitation of takeover proposals were insisted upon by Borland as a condition to entering into the Merger Agreement.

•
The likelihood that the Offer and the Merger will be consummated in light of the fact that the Offer and the Merger are not subject to any financing or due diligence conditions and that the other conditions to the Offer and the Merger are customary in nature.

•	The limits on Starbase’s ability to terminate the Merger Agreement.

•	Information with regard to current economic and market conditions (including current conditions in the software industry).

•
The risk that Starbase Common Stock may be delisted from Nasdaq. In February 2002, Starbase received a notice from Nasdaq of failure to comply with the $1.00 minimum bid price per share. Starbase has until February 2003 to regain compliance or be delisted. If Starbase Common Stock were to be delisted and the market price remain below $1.00, it may be deemed a penny stock, subjecting the Shares to additional sales practices of broker-dealers who sell Starbase Common Stock. As a result, some brokers may not effect Starbase transactions, which could have an adverse effect on the liquidity of the Shares.

•	The terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations to complete the Offer and the Merger.

•	The terms of the Bridge Loan, including the parties’ representations, warranties and covenants and their respective obligations thereunder.

•	The consents and approvals required to complete the Offer and Merger and the favorable likelihood of obtaining all such consents and approvals.

•
That, while the Offer gives Starbase’s stockholders the opportunity to realize a significant premium over the price at which the Shares traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for Starbase’s stockholders to participate in the future growth and potential profits of Starbase.

•	Discussions of the Board concerning Starbase’s sales process and the proposed merger agreement and the transactions contemplated thereby.

The Board recognized, discussed and considered certain risks associated with entering into the Merger Agreement, including, but not limited to, the following:

1.  The risk that the Offer may not be completed. Borland’s obligation to complete the Offer pursuant to the Merger Agreement is conditioned on, among other things, the Minimum Condition (as defined in the Merger Agreement) being satisfied. The Board was not able to assess the likelihood of the Minimum Condition being met due to the lack of concentration of ownership of the Shares. If the Offer and Merger are not completed, there could be a significant adverse effect on the trading price of the Shares, as well as on Starbase’s customers, employees, goodwill and the value of Starbase to a subsequent potential acquirer.

2.  The risk of losing a better opportunity. The Merger Agreement restricts Starbase’s right to consider an alternative proposal unless it constitutes a “Superior Proposal” as defined in the Merger Agreement. Further, because the Merger Agreement (i) requires Starbase to pay a $1.5 million “break-up” fee and expense reimbursement to Borland upon acceptance of a Superior Proposal by Starbase and (ii) does not contain a “standstill” provision, which would restrict Borland’s right to launch an unsolicited tender offer upon non-consummation of the Offer, if Starbase terminates the Merger Agreement to pursue a Superior Proposal, Borland may be able to use the “break-up” fee to fund a portion of the expenses associated with conducting an unsolicited tender offer for Starbase’s shares. The possible risk of Borland launching an unsolicited tender offer may have the effect of limiting the number of companies that might otherwise be interested in pursuing a potential strategic alternative with Starbase.

The Board also recognized, discussed and considered certain significant risks associated with not approving the Merger Agreement with Borland including, but not limited to, the following:

1.  Loss of stockholder value. The Offer and the Merger would provide Starbase stockholders with cash at a premium of 252.2% over the market price of Starbase Common Stock on October 7, 2002 (the business day immediately prior to the Board meeting). In addition, based on trends in the market for Starbase Common Stock and the risk that Starbase could lose customer orders based on concerns over Starbase’s short-term viability as an independent entity, if Starbase failed to enter a strategic transaction promptly, there existed a significant risk that Starbase might not be able to realize the same value for its stockholders in a transaction consummated at a later date.

2. Lack of alternatives and risk of insolvency. Taking into account the efforts of Starbase and its advisors over the past year to find strategic alternatives to a transaction with Borland, and the extensive negotiations with Borland, the Board considered it unlikely that a transaction more favorable to Starbase’s stockholders could be negotiated and concluded before Starbase exhausted its available capital resources. If the transaction with Borland were not approved, given Starbase’s cash flow and capital requirements, a major recapitalization or restructuring, or below-market equity issuance, would have been required, and such a transaction would likely have been highly dilutive to Starbase’s existing stockholders which would be likely to adversely affect the market price for Starbase Common Stock. In the event such a recapitalization, restructuring or equity issuance was not consummated in a timely manner, Starbase also faced a risk of insolvency.

The foregoing discussion of the information, factors and risks considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

Intent to Tender

Pursuant to the Tender and Voting Agreement, all directors and certain executive officers of Starbase have agreed to tender all of the Shares beneficially owned by them to Borland in the Offer. In addition, the directors and executive officers who are parties to the Tender and Voting Agreement agreed to vote their Shares in favor of the Merger and against approval of any proposal made in opposition to, or in competition with, the Merger and the Merger Agreement. As of October 8, 2002, the directors and executive officers who entered into the Tender and Voting Agreement owned an aggregate of 81,985, representing approximately 0.92% of the Adjusted Outstanding Shares as of such date.

Opinion of SG Cowen

On October 8, 2002, SG Cowen delivered certain of its written analyses and its oral opinion to the Board, subsequently confirmed in writing as of the same date, to the effect that, and based on and subject to the various assumptions set forth therein, as of October 8, 2002, the consideration to be received by the stockholders of Starbase in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of the written opinion of SG Cowen is attached as Annex A and is incorporated by reference. Holders of Starbase Common Stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by SG Cowen. The summary of the written opinion of SG Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. SG Cowen’s analyses and opinion were prepared for and addressed to the Board and are directed only to the fairness, from a financial point of view, to the stockholders of Starbase of the consideration to be received by such stockholders in the Offer and the Merger, and do not constitute an opinion as to the merits of the transaction or a recommendation to any stockholder as to whether such stockholder should tender his or her Shares in the Offer or how to vote on the Merger. The Offer Price was determined through negotiations between Starbase and Borland and not pursuant to recommendations of SG Cowen.

In arriving at its opinion, SG Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Merger Agreement dated October 6, 2002;

•	certain publicly available financial and other information for Starbase, and certain other relevant financial and operating data furnished to SG Cowen by Starbase management;

•	certain publicly available financial and other information for Borland;

•	certain internal financial analyses, financial forecasts, reports and other information concerning Starbase prepared by the management of Starbase (referred to as the “Starbase forecasts”);

•	First Call estimates and financial projections in Wall Street analyst reports for Starbase;

•
discussions SG Cowen had with members of the management of Starbase concerning the historical and current business operations, financial condition and prospects of Starbase and such other matters as SG Cowen deemed relevant;

•	the reported price and trading history of the shares of Starbase Common Stock as compared to the reported price and trading histories of publicly traded companies as SG Cowen deemed relevant;

•	certain financial terms of the Offer and the Merger as compared to the financial terms of selected business combinations SG Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors as SG Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, SG Cowen, with Starbase’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Starbase or which was publicly available. SG Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently verify, this information. In addition, SG Cowen did not conduct any physical inspection of the properties or facilities of Starbase. SG Cowen further relied upon the assurance of the management of Starbase that they were unaware of any facts that would make the information provided to SG Cowen incomplete or misleading in any respect. SG Cowen, with Starbase’s consent, assumed that the Starbase forecasts provided to SG Cowen were reasonably prepared by the management of Starbase, and reflected the best available estimates and good faith judgments of such management as to the future performance of Starbase. The management of Starbase confirmed to SG Cowen, and SG Cowen assumed, with Starbase’s consent, that each of the Starbase forecasts and the First Call estimates and analyst projections utilized in SG Cowen’s analyses with respect to Starbase and Borland provided a reasonable basis for its opinion.

SG Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Starbase, nor was SG Cowen furnished with these materials. With respect to all legal matters relating to Starbase, SG Cowen relied on the advice of legal counsel to Starbase. SG Cowen, with Starbase’s consent, did not take into consideration the value of any legal actions Starbase may have against third parties. SG Cowen expresses no opinion with respect to any legal matters. SG Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by SG Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, SG Cowen does not have any obligation to update, revise or reaffirm its opinion and SG Cowen expressly disclaims any responsibility to do so.

In rendering its opinion, SG Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the transaction will be satisfied without waiver thereof. SG Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft received by SG Cowen prior to rendering its opinion. SG Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the transaction.

SG Cowen’s opinion is limited to the fairness, from a financial point of view, to the stockholders of Starbase of the consideration to be received by such stockholders in the Offer and the Merger. SG Cowen expresses no opinion as to the underlying business reasons that may support the decision of the Board to approve, or Starbase’s decision to consummate, the transaction.

The following is a summary of the principal financial analyses performed by SG Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. SG Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Starbase the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Starbase.

Analysis of Premiums Paid in Selected Transactions

SG Cowen reviewed the premium of the offer price over the trading prices one trading day and four weeks prior to the announcement date of fourteen transactions in the enterprise software industry (referred to as the “selected transactions”) announced since March 5, 1999. These transactions were (listed as acquiror/target):

•	Geac Computer Corporation Limited / Extensity, Inc.

•	Allen Systems Group, Inc. / Landmark Systems Corporation

•	Information Holdings, Inc. / Liquent, Inc.

•	IBM Corporation / CrossWorlds Software Corporation

•	JB Acquisitions, Inc. / Eagle Point Software Corporation

•	Divine, Inc. / Eprise Corporation

•	Starbase Corporation / Technology Builders, Inc.

•	Chordiant Software, Inc. / Prime Response, Inc.

•	Starbase Corporation / worldweb.net, Inc.

•	Trilogy Software, Inc. / pcOrder.com, Inc.

•	Telelogic AB / Continuus Software Corporation

•	IntraNet Solutions, Inc. / Inso Corporation’s Information Exchange Division

•	NetManage, Inc. / Wall Data, Inc.

•	Hummingbird Ltd. / PC DOCS Group International, Inc.

The following table presents the premium of the offer prices over the trading prices one day and four weeks prior to the announcement date for the selected transactions.

	Premiums Paid to Market in Selected Transactions
	Low	Mean	Median	High
One Day Prior	14.9%	75.5%	75.9%	173.0%
4 Weeks Prior	(12.0%)	78.3%	86.4%	152.2%

SG Cowen noted that the premiums of the Offer Price over the closing price for Starbase common stock one day prior to announcement and four weeks prior to announcement (based on the closing price of Starbase common stock on October 7, 2002), of 252.2% and 292.4%, respectively, were above the corresponding high premiums for the selected transactions.

Analysis of Selected Transactions

SG Cowen reviewed the financial terms, to the extent publicly available, of the selected transactions. SG Cowen reviewed the market capitalization of common stock plus total debt less cash and equivalents (referred to as “Enterprise Value”) paid in the selected transactions as a multiple of latest reported twelve month revenues (referred to as “LTM revenues”), the last quarter revenues on an annualized basis (referred to as “LQA revenues”), the estimated revenues for the calendar year in which the transaction was announced (referred to as “CY revenues”) and the estimated revenues for the calendar year following the announcement of the transactions (referred to as “CY +1 revenues”).

The following table presents the multiples implied by the ratio of Enterprise Value to LTM revenues, LQA revenues, CY revenues and CY+1 revenues for the selected transactions.

	Multiples for Selected Transactions
	Low		Mean		Median		High
Enterprise Value as a ratio of:
LTM Revenues	(0.37	)x	1.25	x	1.10	x	5.59	x
LQA Revenues	(0.44	)x	0.87	x	0.84	x	2.35	x
CY Revenues	(0.43	)x	0.53	x	0.55	x	1.26	x
CY+1 Revenues	(0.24	)x	0.37	x	0.42	x	0.92	x

SG Cowen noted that the ratio of Enterprise Value to LTM revenues for Starbase implied by the Offer Price is above the low, but below the mean and median, for the selected transactions; that the ratio of Enterprise Value to LQA revenues for Starbase implied by the Offer Price is above the low, but below the mean and median, for the selected transactions; that the ratio of Enterprise Value to CY revenues for Starbase implied by the Offer Price is above the mean and median, but below the high, for the selected transactions; and that the ratio of Enterprise Value to CY + 1 revenues for Starbase implied by the Offer Price is above the mean and median, but below the high, for the selected transactions.

Although the selected transactions were used for comparison purposes, none of those transactions is directly comparable to the Offer and the Merger, and none of the companies in those transactions is directly comparable to Starbase or Borland. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Starbase to which they are being compared.

Analysis of Selected Publicly Traded Companies

To provide contextual data and comparative market information, SG Cowen compared selected historical operating and financial data and ratios for Starbase to the corresponding financial data and ratios of certain other companies (referred to as the “selected companies”) whose securities are publicly traded and which SG Cowen believes have operating, market valuation and trading valuations similar to what might be expected of Starbase. These companies were:

•	MERANT PLC

•	MKS, Inc.

•	Segue Software, Inc.

•	Telelogic AB

The data and ratios included the Enterprise Value of the selected companies as multiples of LTM revenues, LQA revenues, estimated revenues for calendar year 2002 (referred to as “CY02E revenues”) and estimated revenues for calendar year 2003 (referred to as “CY03E revenues”).

The following table presents the multiples implied by the ratio of Enterprise Value to LTM revenues, LQA revenues, CY02E revenues and CY03E revenues for the selected companies.

	Selected Company Multiples
	Low		Mean		Median		High
Enterprise Value as a ratio of:
LTM Revenue	0.13	x	0.31	x	0.29	x	0.54	x
LQA Revenues	0.14	x	0.34	x	0.31	x	0.58	x
CY02E Revenues	0.08	x	0.29	x	0.26	x	0.55	x
CY03E Revenues	0.22	x	0.31	x	0.23	x	0.49	x

SG Cowen noted that the ratio of Enterprise Value to LTM revenues for Starbase implied by the Offer Price is above the mean and median, and equal to the high, for the selected companies; the ratio of Enterprise Value to LQA revenues for Starbase implied by the Offer Price is above the mean and median, and above the high, for the selected companies; the ratio of Enterprise Value to CY02E revenues for Starbase implied by the Offer Price is above the mean and median, and above the high, for the selected companies; and that the ratio of Enterprise Value to CY03E revenues for Starbase implied by the Offer Price is above the mean and median, and above the high, for the selected companies.

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to Starbase. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or Starbase to which they are being compared.

Historical Stock Trading Analysis

SG Cowen analyzed the closing prices of Starbase common stock over various periods ending October 7, 2002. The table below illustrates the stock prices for those periods and the premium or discount implied by the Offer Price to the historical stock price. All share prices have been adjusted to reflect the 1 for 10 reverse stock split as of July 31, 2002.

Historical Exchange	Stock Price	Premium (Discount) Implied by Offer Price
October 7, 2002	$0.78	252.2%
September 13, 2002	0.86	219.4%
20-Trading Days Prior	0.70	292.4%
20-Trading Day Average	0.86	219.6%
60-Trading Day Average	1.05	162.5%
120-Trading Day Average	1.90	44.3%
LTM Average	3.65	(24.7%)
LTM High	8.20	(66.5%)
LTM Low	0.52	428.3%

Stock Trading History

To provide contextual data and comparative market data, SG Cowen reviewed the historical market prices of Starbase common stock for the twelve month period ended October 7, 2002. All share prices have been adjusted for the 1 for 10 reverse stock split. SG Cowen noted that over the last 12 months the high and low prices for shares of Starbase were $8.20 and $0.52, respectively.

SG Cowen did not perform a discounted cash flow analysis for Starbase because Starbase management informed SG Cowen that, because of the nature of Starbase and its business, there were no reliable projections for Starbase beyond calendar year 2003.

The summary set forth above does not purport to be a complete description of all the analyses performed by SG Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. SG Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, SG Cowen believes, and has advised the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, SG Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Starbase and Borland. These analyses performed by SG Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Starbase,

Borland, SG Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by SG Cowen and its opinion were among several factors taken into consideration by the Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

SG Cowen was selected by the Board to render an opinion to the Board because SG Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, SG Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, SG Cowen and its affiliates trade the equity securities of Starbase and Borland for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. SG Cowen and its affiliates in the ordinary course of business have from time to time provided, or in the future may continue to provide, commercial and investment banking services to Starbase and Borland including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received and may in the future receive fees for the rendering of such services. Additionally, as of June 24, 2002, SG Cowen owned 279,123 restricted shares of Starbase Common Stock, received by SG Cowen in connection with financial advisory services previously provided to Starbase. SG Cowen may tender its shares in the Offer.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

Starbase retained SG Cowen to provide financial advisory services in connection with a possible sale of Starbase and to deliver an opinion stating whether the consideration to be paid in the Offer and the Merger is fair to Starbase’s stockholders from a financial point of view. Pursuant to the terms of SG Cowen’s engagement, Starbase will pay SG Cowen for its services and opinion a fee equal to $1.5 million upon consummation of the Offer. Starbase will pay SG Cowen $475,000 in connection with SG Cowen’s opinion, without regard to whether the Offer is completed. Such opinion fee will be credited against the $1.5 million transaction fee paid as described above in this paragraph. In addition, Starbase has agreed to reimburse SG Cowen for its reasonable out-of-pocket expenses in connection with its services to Starbase, up to a maximum of $40,000. Starbase also has agreed to indemnify SG Cowen and certain related parties against certain liabilities arising out of SG Cowen’s engagement.

Except as set forth above, neither Starbase nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Starbase on its behalf with respect to the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company

No transactions in the Shares have been effected during the past 60 days by Starbase or, to the best of Starbase’s knowledge, by any executive officer, director or affiliate of Starbase.

Item 7.    Purposes of the Transaction and Plans or Proposals

Except for Starbase’s obligations pursuant to the Merger Agreement, Starbase is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Starbase’s securities by Starbase, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Starbase or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Starbase or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Starbase.

There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to any of the matters referred to in this Item 7.

Item 8.    Additional Information

Section 14(f) Information Statement

The Information Statement attached as Annex B to this Statement is being furnished in connection with the designation by Borland, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board upon the acceptance of the Shares in the Offer, other than at a meeting of Starbase’s stockholders, and the information therein is incorporated herein by reference.

Anti-Takeover Statute

As Starbase is a Delaware corporation, the provisions of Section 203 of the DGCL by their terms apply to the Merger Agreement and the Tender and Voting Agreement, and the transactions contemplated thereby. The description of these provisions and their applicability to the Merger Agreement and the Tender and Voting Agreement contained in the section of the Offer to Purchase titled “Section 14. Certain Legal Matters—Delaware Law” is incorporated herein by reference. Starbase’s Board has taken all actions necessary to exempt the Merger Agreement, the Tender and Voting Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement from the provisions of Section 203 of the DGCL.

Appraisal Rights

Appraisal rights are not available in the Offer, but, subject to satisfaction of the requirements of the applicable provisions of Delaware law, will be available in the Merger. The description of the appraisal rights applicable to the Merger contained in the section of the Offer to Purchase titled “Section 12. Purpose of the Offer; Plans for Starbase; The Merger Agreement; The Tender and Voting Agreement—The Merger Agreement—Appraisal Rights” is incorporated herein by reference.

Merger Provision

If Purchaser shall own, by virtue of the Offer or otherwise, at least 90% of the outstanding shares of Starbase Common Stock, the parties shall take all necessary and appropriate action to cause the merger of Purchaser and Starbase to become effective as soon as practicable after the expiration date of the Offer (as such expiration date may have been extended in accordance with the terms of the Merger Agreement) without a stockholders meeting in accordance with Section 253 of the DGCL (a “Short Form Merger”); provided, that Borland may, in its sole discretion, elect to delay the consummation of the Short Form Merger to permit Borland to cause Starbase to adopt a stock option plan for grants of stock options to Starbase employees to be approved by Starbase’s stockholders in accordance with all legal requirements as contemplated by the Merger Agreement.

If Purchaser does not acquire at least 90% of the Shares, pursuant to the offer or otherwise, a vote of stockholders will be required to complete the Merger under the DGCL which will require a significantly longer period of time.

Item 9.    Exhibits

The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter to Starbase Stockholders, dated October 11, 2002 (included in this Statement mailed to Stockholders).

(a)(2)	Opinion of SG Cowen, dated October 8, 2002 (included as Annex A hereto).

(a)(3)
Joint Press Release of Starbase and Borland, dated October 9, 2002 (incorporated by reference to Exhibit 99.1 to Starbase’s Current Report on Form 8-K dated October 8, 2002 (date of earliest event reported)).

(a)(4)	The Offer to Purchase, dated October 11, 2002 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Borland and Galaxy Acquisition Corp. filed on October 11, 2002).

(a)(5)	The Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of Borland and Galaxy Acquisition Corp. filed on October 11, 2002).

(e)(1)
Agreement and Plan of Merger, dated as of October 8, 2002, among Starbase, Borland and Purchaser (incorporated by reference to Exhibit 2.1 to Starbase’s Current Report on Form 8-K dated October 8, 2002 (date of earliest event reported)).

(e)(2)
Tender and Voting Agreement, dated as of October 8, 2002, among Borland, Purchaser and each of the directors and certain executive officers of Starbase identified therein (incorporated by reference to Exhibit 2.2 to Starbase’s Current Report on Form 8-K dated October 8, 2002 (date of earliest event reported)).

(e)(3)	Business Development Mutual Nondisclosure Agreement, between Borland and Starbase, executed on behalf of Borland on September 17, 2002 and on behalf of Starbase on September 14, 2001.

(e)(4)	Exclusivity Agreement, dated September 15, 2002, between Borland and Starbase.

(e)(5)	Loan and Security Agreement, dated as of October 8, 2002, between Borland and Starbase.

(e)(6)	Intellectual Property Security Agreement, dated as of October 8, 2002, between Borland and Starbase.

(e)(7)	The Information Statement of Starbase (included as Annex B hereto).

(e)(8)	Employment Agreement, dated as of June 1, 2002, by and between Starbase and James Harrer.

(e)(9)	Form of Separation Agreement between Starbase and each of Donald Farrow, Douglas Norman and James Smith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

STARBASE CORPORATION

By:	/s/ James A. Harrer
Name: James A. Harrer
Title: Chief Executive Officer and President

Dated: October 11, 2002

Annex A

October 8, 2002

Board of Directors
Starbase Corporation
4 Hutton Centre Drive, Suite 900
Santa Ana, CA 92707

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Starbase Corporation (the “Company”) of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of October 8, 2002 (the “Agreement”), by and among the Company, Galaxy Acquisition Corp. (“Merger Sub”) and Borland Software Corporation (“Acquirer”).

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, Merger Sub shall commence a tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock, at a price of $2.75 per share (“the Consideration”). Following the consummation of the Offer, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation, and each share of Company common stock not tendered and accepted pursuant to the Offer will be converted into the right to receive the Consideration (such merger, collectively with the Offer, the “Transaction”).

SG Cowen Securities Corporation (“SG Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company and Acquirer for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Additionally, as of June 24, 2002, SG Cowen owned 279,123 restricted shares of the Company’s common stock, received by SG Cowen in connection with financial advisory services previously provided to the Company. SG Cowen may tender its shares in the Offer.

We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of August 2, 2001, and amended on September 25, 2002, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. SG Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to the Company and Acquirer and have received fees for the rendering of such services.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated October 6, 2002;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to SG Cowen by the Company management;

•	certain publicly available financial and other information for Acquirer;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “Company Forecasts”), prepared by the management of the Company;

•	First Call estimates (“First Call Estimates”) and financial projections in Wall Street analyst reports (“Wall Street Projections”) for the Company;

•
discussions we have had with certain members of the managements of each of the Company and Acquirer concerning the historical and current business operations, financial conditions and prospects of the Company, the cash position of Acquirer and such other matters we deemed relevant;

•
certain operating results, the reported price and trading history of the shares of the common stock of the Company as compared to operating results, the reported prices and trading histories of the shares of common stock of certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Acquirer. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such forecasts, and the First Call Estimates and Wall Street Projections utilized in our analyses, provide a reasonable basis for our opinion. SG Cowen did not perform a discounted cash flow analysis for the Company because management of the Company informed SG Cowen that because of the nature of the Company and its business, management was unable to develop what management considered to be reliable projections for the Company beyond calendar year 2003.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. With respect to all legal matters relating to the Company, we have relied on the advice of legal counsel to the Company. We have, with your consent, not taken into consideration the value of any legal actions the Company may have against third parties. Our services to the Company in connection with the Transaction have included rendering an opinion from a financial point of view with respect to the Consideration. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should tender his or her shares of the common stock of the Company in the Offer or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

SG COWEN SECURITIES CORPORATION

Annex B

STARBASE CORPORATION
4 Hutton Centre Drive
Santa Ana, California 92707

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

Background Information

This Information Statement (this “Information Statement”) is being mailed on or about October 11, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Starbase Corporation, a Delaware corporation (“Starbase”), relating to the cash tender offer being made by Galaxy Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Borland Software Corporation, a Delaware corporation (“Borland”).

You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to a majority of seats on the Board of Directors of Starbase (the “Board”). There will be no vote or other action by stockholders of Starbase in connection with this Information Statement. Voting proxies regarding shares of Starbase Common Stock (as defined below) are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

On October 8, 2002, Starbase, Borland and Purchaser, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all of the outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Starbase (“Starbase Common Stock”), for $2.75 per Share, net to the seller in cash (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in Borland’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 11, 2002 (as amended or supplemented from time to time, the “Schedule TO”).

Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Starbase and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The Merger Agreement also provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into Starbase (the “Merger”), with Starbase surviving as a wholly-owned subsidiary of Borland. At the effective time of the Merger, each outstanding share of Starbase common stock (other than shares owned by Borland, the Purchaser, Starbase or any wholly-owned subsidiary of Borland or Starbase, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by Starbase with the Securities and Exchange Commission on October 11, 2002 and which is being mailed to stockholders of Starbase along with this Information Statement.

The Merger Agreement requires Borland’s designees to be appointed to the Board under certain circumstances described below.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Borland commenced the Offer on October 11, 2002. The Offer and withdrawal rights are currently scheduled to expire at 12:00 midnight, New York City time, on November 8, 2002, unless Borland extends it in accordance with the terms of the Offer.

The information contained in this Information Statement concerning Borland and the Borland Designees (as defined below) has been furnished to Starbase by Borland and Starbase assumes no responsibility for the accuracy of any such information.

The Borland Designees to the Board

The Merger Agreement provides that, effective upon Purchaser’s initial acceptance for payment of Shares that are tendered in the Offer and subject to compliance with Section 14(f) of the Exchange Act, Borland will be entitled to designate up to such number of directors on the Board, rounded up to the next whole number, equal to the product of the total number of directors on the Board multiplied by a fraction, the numerator of which is the number of Shares beneficially held by Borland and Purchaser, and the denominator of which is the total number of then outstanding shares of Starbase Common Stock (the “Borland Designees”). The Merger Agreement further provides that Starbase must take all action necessary to cause the Borland Designees to be elected or appointed to the Board, including, if necessary, either increasing the size of the Board or securing the resignations of then incumbent directors. Furthermore, Starbase must take all action necessary to cause the Borland Designees to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on (i) each committee of the Board, (ii) each board of directors of each subsidiary of Starbase, and (iii) each committee of each such board of directors of each subsidiary of Starbase. The Merger Agreement requires that at all times until the effective time of the Merger, the parties will use their respective commercially reasonable efforts to cause at least two of the members of the Board to be individuals who were directors of Starbase and were not officers or employees of Starbase or any of its subsidiaries on the date of the Merger Agreement (the “Continuing Directors”). Notwithstanding anything in the Merger Agreement to the contrary, subsequent to the election or appointment of the Borland Designees to the Board and prior to the effective time of the merger, under the terms of the Merger Agreement, the approval of a majority of the Continuing Directors will be required to (i) amend or terminate the Merger Agreement on behalf of Starbase, (ii) extend the time for performance by Borland or Purchaser of, or waive compliance by Starbase of any of, the agreements or conditions contained in the Merger Agreement for the benefit of Starbase, (iii) authorize any required or permitted consent or action by the Board under the Merger Agreement or (iv) authorize any other action of Starbase under the Merger Agreement which adversely affects the holders of shares of Starbase Common Stock (other than Borland or Purchaser) provided, that, if for any reason there shall be no Continuing Directors, such actions may be effected by a majority vote of the entire Board.

The Borland Designees will be selected by Borland from among the individuals listed below, each of whom has consented to serve as a director of Starbase if appointed or elected. None of the Borland Designees currently is a director of, or holds any positions with, Starbase. Borland has advised Starbase that, to the best of its knowledge, none of the Borland Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Starbase nor has any such person been involved in any transaction with Starbase or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to transactions between Borland, Purchaser and Starbase that have been described in the Schedule TO or the Schedule 14D-9. The name, age, present principal occupation and employment history of each of the potential Borland Designees are set forth below. The current business address for each individual listed below is 100 Enterprise Way, Scotts Valley, California 95066, telephone no. (831) 431-1000.

Dale L. Fuller. Age 44. Mr. Fuller has served as Borland’s President and Chief Executive Officer since December 2000, and as Interim President and Chief Executive Officer from April 1999 to December 2000. He has been a director of Borland since April 1999. Prior to joining Borland, Mr. Fuller was a private investor from 1998 to 1999. From 1996 to 1998, Mr. Fuller served as Chief Executive Officer at WhoWhere? Inc., a leading Internet site, which was sold to Lycos in 1998. From 1995 to 1996, Mr. Fuller served as General Manager and Vice President of the PowerBook Division at Apple Computer, Inc., a personal computer manufacturer. Prior to joining Apple Computer, Mr. Fuller served as General Manager and Vice President of the Portables Division at NEC Corporation, a personal computer manufacturer, from 1993 to 1995. Mr. Fuller is a member of the board of directors of the Software and Information Industry Association (SIIA), a trade association representing companies in the software and information industries.

Frederick A. Ball. Age 40. Mr. Ball joined Borland in September 1999 as Senior Vice President and Chief Financial Officer. In June 2001, Mr. Ball was promoted to Executive Vice President and Chief Financial Officer. Prior to joining Borland, Mr. Ball served as the Vice President of Mergers and Acquisitions for KLA-Tencor Corporation, the world’s leading supplier of process control and yield management solutions for the semiconductor industry, since June 1999. Prior to his position in the M&A department at KLA-Tencor Corporation, Mr. Ball was the Vice President of Finance for KLA-Tencor Corporation following the merger with Tencor Instruments in 1997. Mr. Ball joined Tencor Instruments as Corporate Controller in March 1995 and was promoted to Corporate Vice President and appointed Corporate Secretary in January of 1996. Mr. Ball was employed with PricewaterhouseCoopers LLP from September 1984 to March 1995.

Keith E. Gottfried. Age 35. Mr. Gottfried joined Borland in June 2000, and currently serves as Senior Vice President-Law and Corporate Affairs, General Counsel, Corporate Secretary and Chief Legal Officer. Prior to joining Borland, Mr. Gottfried was a corporate attorney in the New York office of the law firm Skadden, Arps, Slate, Meagher & Flom LLP where he advised public and private companies on mergers and acquisitions, joint ventures, federal securities registrations and compliance, and general corporate matters. Mr. Gottfried holds a law degree, cum laude, from Boston University’s School of Law where he was named an Edward F. Hennessey Distinguished Scholar of Law and a G. Joseph Tauro Scholar of Law, an M.B.A. with high honors from Boston University’s Graduate School of Management, and a Bachelor of Science in Economics (concentrated in Accounting) from the University of Pennsylvania’s Wharton School. Mr. Gottfried is also a Certified Public Accountant and, prior to attending law school, was employed as an accountant and auditor with the accounting firm of Arthur Young & Company, a predecessor firm to Ernst & Young LLP. Mr. Gottfried is admitted to the practice of law by the state bars of California, New York, Pennsylvania, New Jersey and Massachusetts. Mr. Gottfried is a member of the board of directors of the Business Software Alliance, a trade association of leading software companies.

Douglas W. Barre. Age 58. Mr. Barre joined Borland in May 2000 as Senior Vice President and Chief Operating Officer. Prior to joining Borland, Mr. Barre was Senior Vice President of Enterprise Software at Compuware Corporation since April 1997, and prior to that position served as Vice President and General Manager of Compuware Corporation’s European Operations since October 1995. Prior to Compuware Corporation, Mr. Barre was Vice President of Business Transformation and Chief Information Officer of Bell Mobility, since April 1994. Mr. Barre has also held senior management positions at AT&T/Cantel, Imperial Oil Ltd. and Texaco Canada Inc.

Certain Information Concerning Starbase

The Starbase Common Stock is the only class of equity securities of Starbase outstanding that is entitled to vote at a meeting of the stockholders of Starbase. Each share of Starbase Common Stock is entitled to one vote. As of the close of business October 8, 2002, there were 8,736,690 shares of Starbase Common Stock issued and outstanding and Borland owned 1,000 of such shares.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of outstanding Starbase Common Stock as of October 8, 2002, except as otherwise indicated, by: (1) each person or group that beneficially owns more than 5% of the outstanding Shares; (2) the chief executive officer and each of Starbase’s four most highly compensated executive officers other than the chief executive officer for the year ended March 31, 2002; (3) each of Starbase’s directors; and (4) all executive officers and directors as a group. The Shares shown as beneficially owned by all directors and executive officers as a group include Shares beneficially owned by persons who joined Starbase or otherwise became executive officers during fiscal 2003 (the fiscal year ending March 31, 2003) prior to September 23, 2002. The information below gives effect to a 1 for 10 reverse stock split effected by Starbase on July 29, 2002.

Beneficial Owner(1)	Number of Shares Beneficially Owned		Percent of Common Stock
William R. Stow	128,422	(2)	1.5%
Karen Bennett(3)	0		*
Donald R. Farrow	51,975	(4)	*
Douglas S. Norman	27,097	(5)	*
James H. Smith	51,555	(6)	*
Frank R. Caccamo(7)	3,500	(8)	*
Daniel P. Ginns(9)	35,724	(10)	*
James H. Harrer	55,327	(11)	*
Phillip E. Pearce(12)	6,562	(13)	*
John R. Snedegar	24,492	(14)	*
Barry W. Sullivan	16,500	(15)	*
All Executive Officers and Directors as a group (15 persons)	438,522	(16)	4.8%

*	Less than one percent.

(1)
Except as otherwise noted, the persons named in the above table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws where applicable. The address of each person named in the above table is in care of Starbase Corporation, 4 Hutton Centre Drive, Suite 900 Santa Ana, CA 92707-8713.

(2)
Includes 3,387 shares of Starbase Common Stock held by Mr. Stow. Also includes 57,311 shares of Starbase Common Stock held by Mr. Stow as trustee of the Stow Family Trust, of which 56,812 shares are subject to a Performance Escrow Agreement. Also includes 60,111 shares of Starbase Common Stock and 7,613 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002 by Mr. Stow and Mrs. Stow, respectively. Mr. Stow disclaims beneficial ownership of the stock options exercisable by Mrs. Stow.

(3)	Ms. Bennett’s employment with Starbase terminated as of June 3, 2002.

(4)
Includes 1,500 shares of Starbase Common Stock held by Mr. Farrow. Also includes 50,475 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(5)
Includes 2,542 shares of common stock held by Mr. Norman of which 1,378 shares are subject to a Performance Escrow Agreement. Also includes 24,555 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(6)
Includes 684 shares of Starbase Common Stock held by Mr. Smith. Also includes 50,871 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(7)	Resigned from the Board in May 2002.

(8)	Includes 3,500 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(9)	Resigned from the Board in September 2002.

(10)
Includes 16,320 shares of common stock held by Mr. Ginns and 550 shares of common stock held by Mrs. Ginns. Also includes 18,854 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(11)
Includes 12,870 shares of Starbase Common Stock held by Mr. Harrer. Also includes 42,457 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(12)	Resigned from the Board in July 2002.

(13)	Includes 6,562 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(14)
Includes 1,375 shares of common stock held by Mr. Snedegar, 119 shares of common stock held by Mr. Snedegar as trustee for the Snedegar Revocable Living Trust and 166 shares held by Norexco Petroleum of which Mr. Snedegar is President. Also includes 22,832 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(15)
Includes 700 shares of Starbase Common Stock held by Mr. Sullivan. Also includes 15,800 shares of Starbase Common Stock issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

(16)
Includes a total of 105,718 shares of Starbase Common Stock and 336,840 shares of Starbase Common Stock issuable upon exercise of stock options held by all directors and executive officers of Starbase as a group that are currently exercisable or will become exercisable within 60 days after October 8, 2002.

Directors and Executive Officers

Name	Age	Position with Starbase
James A. Harrer	44	Chief Executive Officer, President and Director
William R. Stow III	58	Director
Frank R. Caccamo	62	Director(1)
Donald R. Farrow	56	Executive Vice President, Director
Daniel P. Ginns	52	Director(2)
Phillip E. Pearce	73	Director(3)
John R. Snedegar	53	Chairman of the Board
Barry W. Sullivan	61	Director

(1)	Mr. Caccamo resigned from the Board on May 10, 2002.
(2)	Mr. Ginns resigned from the Board on September 20, 2002.
(3)	Mr. Pearce resigned from the Board on July 27, 2002.

James A. Harrer has served as Starbase’s Chief Executive Officer since April 2002 and as its President and Chief Operating Officer since January 2002. From July 2001 to December 2001, Mr. Harrer was President and CEO of Web Associates Inc., an Internet Professional Services company. From September 1986 to August 2000, Mr. Harrer was a founder, President and CEO of Mustang Software, Inc. Mr. Harrer has served as a member of the Board since November 2001. Mr. Harrer serves on the board of directors of Web Associates, Inc.

William R. Stow III founded Starbase in September 1991. Mr. Stow served as Starbase’s Chief Executive Officer from September 1991 through April 2002 (exclusive of the period from August 1996 to January 1997) and served as its President from July 1998 until January 2002 and, prior to July 1998 from September 1991 to August 1996 (exclusive of the period from April 1994 through July 1995). Mr. Stow has served as a member of the Board since September 1991, Co-Chairman of the Board from October 1994 to August 1996 and Chairman of the Board from August 1996 until April 2002. Mr. Stow holds a B.S. in Mathematics from Oregon State University.

Donald R. Farrow has served as Starbase’s Executive Vice President since February 2000. Mr. Farrow has held various positions within Starbase including serving as Vice Chairman from July 1998 to February 2000, President from January 1997 to July 1998, Chief Operating Officer from February 1997 to July 1998, Vice President, Sales and Marketing from August 1996 to January 1997, Vice President, Sales from May 1996 to August 1996 and consultant from March 1996 to May 1996. From January 1995 to May 1996, Mr. Farrow was an independent consultant in the area of sales and marketing of software technology. Mr. Farrow has served as a member of the Board since February 1997. Mr. Farrow holds a B.S. in Industrial Management from Purdue University.

John R. Snedegar has served as a member of the Board since December 1991 and as its Chairman since April 2002. Mr. Snedegar is President, Chief Executive Officer and a director of Micro General Corporation, a software development telecommunications company. From May 1990 through April 1999, Mr. Snedegar served as President, Director and Chief Executive Officer of United Digital Network Inc., a diversified telecommunications provider based in Irving, Texas. Mr. Snedegar holds a B.A. degree in Business and Journalism from Kansas State University.

Barry W. Sullivan has served as a member of the Board since September 1998. Mr. Sullivan served Electronic Data Systems (EDS) from 1971 through 1998, most recently as Corporate Vice President in charge of managing their Internet, New Media and Electronic Business. Mr. Sullivan holds a B.A. degree in History from Allegheny College.

Meetings of the Board

During the fiscal year ended March 31, 2002, the Board held 19 meetings. Each incumbent director attended more than 75% of the aggregate total number of meetings of the Board and committees on which such director served during fiscal 2002.

Board Compensation

Through December 2001, directors who are not employees received $1,000 per month, $1,000 per in-person Board meeting, $500 per telephonic meeting and $500 per committee meeting in addition to reimbursement of travel expenses. Between January 1, 2002 and June 1, 2002, only approved travel arrangements were reimbursed. As of June 1, 2002, the monthly compensation for non-employee directors of $1,000 per month was reinstated. In addition, directors receive non-qualified stock option grants for shares of Starbase Common Stock. All options awarded to non-employee directors have an exercise price per share at least equal to the market price of Starbase Common Stock on the date of grant. The options have a ten-year term.

In addition, Mr. Ginns performed certain consulting services for which he was compensated $17,063 for the fiscal year ended March 31, 2002.

Committees of the Board

The Board currently has established three standing committees: (i) Compensation; (ii) Nominating; and (iii) Audit. The Mergers and Acquisitions Committee was disbanded in May 2002.

The principal function of the Compensation Committee is to review and establish compensation for executive officers and to consider incentive compensation alternatives for Starbase’s employees. This committee is comprised of Messrs. Sullivan and Stow, and until May 2002, Mr. Caccamo. The Board completed all functions of the Compensation Committee in regularly scheduled meetings during the fiscal year ended March 31, 2002.

The principal function of the Nominating Committee is to select and recommend to the Board appropriate candidates for executive officers. The Nominating Committee is currently comprised of Messrs. Snedegar and Harrer (who was appointed in July 2002). Mr. Farrow resigned from the Nominating Committee in July 2002 and Mr. Stow resigned in April 2002. The Board completed all functions of the Nominating Committee in regularly scheduled meetings during the fiscal year ended March 31, 2002.

The functions of the Audit Committee are included in the written Charter of the Audit Committee adopted by the Board, a copy of which is attached hereto as Appendix A. Members of the audit committee are “independent” as defined by the Nasdaq listing standards. The Audit Committee consists of Mr. Snedegar, until May 2002, Mr. Caccamo, and until July 2002, Mr. Pearce. The Audit Committee met 4 times during the fiscal year ended March 31, 2002.

The principal function of the Mergers and Acquisitions Committee is to investigate potential opportunities for merger and/or acquisition activity. This committee was comprised of Messrs. Caccamo, Farrow, Ginns and Pearce. The Board completed all functions of the Mergers and Acquisitions Committee in regularly scheduled meetings during the fiscal year ended March 31, 2002. The Mergers and Acquisitions Committee was disbanded in May 2002.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended March 31, 2002 with Starbase’s management and with Deloitte & Touche, LLP, Starbase’s independent auditors. The Audit Committee has also discussed with Deloitte & Touche the matters required to be discussed by Statement of Auditing Standards No. 61, Communicating with the Audit Committee.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the consolidated financial statements referred to above be included in Starbase’s Annual Report on Form 10-K for the year ended March 31, 2002.

Frank R. Caccamo
Phillip E. Pearce
John R. Snedegar
Members of the Audit Committee

Audit Fees

Deloitte & Touche, LLP (“Deloitte”) billed Starbase aggregate fees of $107,000 for principal services rendered for the audit of Starbase’s annual consolidated financial statements for the year ended March 31, 2002, and for review of the consolidated financial statements included in Starbase’s quarterly reports on Form 10-Q for the first three quarters of fiscal 2002.

Financial Information Systems Design and Implementation

Deloitte did not bill Starbase for financial information systems design and implementation fees for the year ended March 31, 2002.

All Other Fees

Deloitte billed Starbase aggregate fees of $221,890 for other professional services rendered for the year ended March 31, 2002, including professional services in connection with Starbase’s tax return preparation, tax consulting, statutory filings and other consulting services.

The Audit Committee of the Board has considered and concluded that the provision by Deloitte of the non-audit services listed above is compatible with maintaining Deloitte’s independence.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain summary information regarding compensation paid or accrued by Starbase to, or on behalf of, Starbase’s Chief Executive Officer and the other of Starbase’s most highly compensated executive officers (“Named Executive Officers”), for services rendered in all capacities to Starbase during the fiscal years ended March 31, 2000, 2001, and 2002. Except as otherwise noted, no Named Executive Officer received any restricted stock award, stock appreciation right or payment under any long-term incentive plan. The information below gives effect to a 1 for 10 reverse stock split effected by Starbase on July 29, 2002.

Name and Principal Position	Year					Long Term Compensation Awards	All Other Compensation
		Annual Compensation				Securities Underlying Options
		Salary		Bonus		(1) (Shares)
William R. Stow III Chief Executive Officer(2), Chairman of the Board and Director	2002 2001 2000	$ $ $	246,667 250,000 150,000	$ $ $	28,750 86,750 1,000	24,500 3,500 3,500	$ $ $	6,757 85,626 —	(3) (4)

Karen Bennett Executive Vice President, Professional Services	2002 2001 2000	$ $ $	165,000 66,953 —	$ $ $	69,255 15,500 —	20,000 15,000 —	$ $ $	— — —

Donald R. Farrow Executive Vice President, Administration and Director	2002 2001 2000	$ $ $	200,000 200,000 135,307	$ $ $	12,500 38,000 1,000	23,500 3,500 8,500	$ $ $	— — —

Douglas S. Norman Chief Financial Officer and Secretary	2002 2001 2000	$ $ $	181,821 179,078 105,000	$ $ $	15,000 50,500 16,000	20,000 — 8,000	$ $ $	— — —

James H. Smith Executive Vice President, Customer Group	2002 2001 2000	$ $ $	200,000 145,000 61,875	$ $ $	98,000 105,500 10,000	20,000 12,344 43,700	$ $ $	— — —

(1)	Amounts represent stock options granted for the period shown.
(2)	Mr. Stow resigned as Chief Executive Officer in April 2002 and was replaced by Mr. Harrer.
(3)	Includes $6,757 relocation wages.
(4)	Includes $85,626 payment for accrued vacation.

Option Grants in Last Fiscal Year

The following table sets forth information concerning stock option grants made to each person named in the Summary Compensation Table during the fiscal year ended March 31, 2002. No stock appreciation rights were granted to such individuals during the fiscal year. In addition, in accordance with the rules and regulations of the Securities and Exchange Commission, the following table set forth the hypothetical gains that would exist for the options based on the assumption that Starbase’s stock price were to appreciate annually by 5% and 10%, respectively. The rates do not represent Starbase’s estimate or projection of future common stock prices and no assurance can be given that the share price will appreciate at the rate shown in the table. The Named Executive Officers will realize no gain on these options unless the price of Starbase Common Stock increases above the exercise price for such options, which will benefit all stockholders proportionately. The information below gives effect to a 1 for 10 reverse stock split effected by Starbase on July 29, 2002.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4) 5%($) 10%($)
Name	Number of Securities Underlying Options/SARS Granted (# of Shares)(1)	Percent of Total Options/SARS Granted to Employees In Fiscal Year(2)	Exercise or Base Price ($/Sh)(3)	Expiration Date
William R. Stow III	21,000	2.0%	6.30	12/26/11	0	14,765
	3,500	*	7.10	10/5/11	0	0

Karen Bennett(5)	20,000	1.9%	6.30	12/26/11	0	14,062

Donald R. Farrow	20,000	1.9%	6.30	12/26/11	0	14,062
	3,500	*	7.10	10/5/11	0	0

Douglas S. Norman	20,000	1.9%	6.30	12/26/11	0	14,062

James H. Smith	20,000	1.9%	6.30	12/26/11	0	14,062

*	Less than 1%

(1)
Options granted to purchase common stock. All options granted during the period were granted pursuant to the 2001 Stock Plan at fair market value on the date of the grant. Generally, twenty-five percent of the options granted vest one year from the date of grant with the remaining options vesting in equal monthly increments over the following thirty-six months. Fifty percent of both the 3,500 options granted to Mr. Stow and the 3,500 options granted to Mr. Farrow vest immediately upon grant with the remaining shares vesting in equal monthly increments over the following twelve months. All of the options shown have a maximum term of ten years, subject to earlier termination following the optionee’s cessation of service with Starbase.

(2)	Starbase granted options to purchase a total of 1,038,841 shares of Starbase Common Stock to employees, consultants and Board members during the year ended March 31, 2002.

(3)	The exercise price may be paid in cash or in shares of Starbase Common Stock valued at fair market value on the exercise date.

(4)
Based on accumulating $2.70, the closing price on the Nasdaq National Market on March 28, 2002, the final trading day in March, value will be realized only if the exercise price is less than $4.40 for the 5% accumulation assumption and $7.00 for the 10% accumulation assumption.

(5)	Ms. Bennett’s employment with Starbase terminated on June 3, 2002. Any unexercised options expired July 3, 2002.

Option Exercises, Holdings and Fiscal Year-End Values

The following table sets forth information concerning the number of Shares covered by both exercisable and unexercisable options held by each person named in the Summary Compensation Table as of March 31, 2002. The information below gives effect to a 1 for 10 reverse stock split effected by Starbase on July 29, 2002.

Aggregated Option Exercises in Fiscal Year 2002
and Option Values as of March 31, 2002

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at March 31, 2002 (# of shares)		Value of Unexercised in-the-money(1) Options at March 31, 2002 ($) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
William R. Stow III	—	—	50,241	23,937	—	—
Karen Bennett	—	—	4,999	30,000	—	—
Donald R. Farrow	—	—	42,202	21,541	—	—
Douglas S. Norman	—	—	15,711	23,958	—	—
James H. Smith	—	—	34,783	41,260	—	—

(1)	“In-the-money” options are options whose exercise price was less than the market price of a share of Common Stock at March 28, 2002, which was the final day of trading in March.

(2)
Calculated based on a stock price of $2.70 per share, which was the closing price of a share of common stock reported on the Nasdaq National Market on March 28, 2002, the final day of trading in March.

Change in Control Agreements

Starbase has change in control agreements with Messrs. Norman, Farrow, Smith and Harrer. In the event of termination as a result of a change of control of Starbase, the executive shall be entitled to receive his/her salary and any benefits for a period of twelve months. Furthermore, all vested options will remain exercisable through the twelve-month period following the date of termination. For purposes of the agreement, “change in control” means: (i) the direct or indirect sale or exchange in a single series of related transactions by Starbase’s stockholders of more than fifty percent of Starbase’s voting stock for Messrs. Farrow, Norman and Smith and the direct or indirect sale or exchange in a single series of related transactions by Starbase’s stockholders of more than thirty percent of Starbase’s voting stock for Mr. Harrer; (ii) a merger or consolidation in which Starbase is a party and is not the surviving entity; (iii) the sale, exchange, or transfer of all or substantially all of Starbase’s assets; (iv) Starbase is liquidated or dissolved; or (v) for Mr. Harrer, whenever the individuals on the incumbent Board as of June 1, 2002 no longer constitute two-thirds of the then current Board, unless any new member was approved by two-thirds of the incumbent Board. The Offer and the Merger under the Merger Agreement, if completed, would constitute a “change of control” under all of the above-described severance agreements.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee participate in all deliberations concerning executive compensation. As of March 31, 2002, the Compensation Committee consisted of Messrs. Caccamo, Stow, and Sullivan. During the fiscal year ended March 31, 2002, Mr. Stow served as Starbase’s Chief Executive Officer. None of Starbase’s executive officers serve as a member of the Board or Directors or compensation committee of any other entity that has one or more executive officers serving as a member of the Board or Directors.

Report of Board Concerning Executive Compensation

Overview and Philosophy

The Compensation Committee of the Board is responsible for developing and making recommendations to the Board with respect to Starbase’s executive compensation policies. In addition, the Compensation Committee, pursuant to authority delegated by the Board, determines the compensation to be paid to the Chief Executive Officer and each of Starbase’s other executive officers.

The objectives of Starbase’s executive compensation program are to:

•	Support the achievement of Starbase’s desired performance;

•	Provide compensation that will attract and retain superior talent and reward performance.

The executive compensation program provides an overall level of compensation opportunity that is competitive within the technology and software industries, as well as with a broader group of companies of comparable size and complexity.

Executive Officer Compensation Program

Starbase’s executive officer compensation program is comprised of base salary, long-term incentive compensation in the form of stock options, specific performance-based bonuses and various benefits, including medical and pension plans generally available to Starbase’s employees.

Base Salary

Base salary levels for Starbase’s executive officers are competitively set relative to companies in the software industry. In determining salaries, the Committee also takes into account individual experience and performance and specific issues particular to Starbase.

Stock Option Program

The stock option program is Starbase’s long-term incentive plan for providing an incentive to officers, directors, employees and others.

The 2001 Stock Option Plan and the 1996 Stock Plan each authorizes the Compensation Committee to award officers, directors, employees and others stock options. Options granted under the Plan may be granted containing terms determined by the Committee, including exercise period and price; provided, however, that the Plan requires that exercise price may not be less than the fair market value of Starbase’s common stock on the date of the grant and the exercise period may not exceed ten years, subject to further limitations.

In addition, Starbase issues non-qualified stock options outside either the 2001 Stock Plan or the 1996 Stock Option Plan. These are issued to a broad-based group in which most of the options are granted to non-officer employees.

Benefits

We provide to executive officers, medical and pension benefits that are generally available to Starbase’s employees.

Bonus

We may provide to certain executive officers bonuses based on performance.

Frank R. Caccamo
William R. Stow III
Barry W. Sullivan

Members of the Compensation Committee

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder returns for Starbase Common Stock with the cumulative total return of the Nasdaq Composite Index: US and the Computer & Data Processing Index. The presentation assumes $100 invested on March 31, 1997 in Starbase’s Common Stock, the Nasdaq Composite Index: US and the Computer & Data Processing Index with all dividends reinvested. No cash dividends were declared on Starbase Common Stock during this period. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Measurement Period (Fiscal Year Covered)	STARBASE CORPORATION	NASDAQ COMPOSITE INDEX: US	COMPUTER & DATA PROCESSING INDEX

Measurement Pt. –3/29/97	$100	$100	$100

FYE 3/31/98	$240	$152	$175

FYE 3/31/99	$126	$205	$285

FYE 3/31/00	$698	$380	$513

FYE 3/31/01	$165	$152	$174

FYE 3/28/02	$20	$153	$177

CERTAIN TRANSACTIONS

In fiscal 1995, the Board authorized Starbase to loan William Stow III, Starbase’s former President and CEO, the sum of $126,000. Principal and accrued interest aggregated $108,743 and $103,915, at March 31, 2002 and 2001, respectively. The loan is evidenced by a promissory note and is collateralized by shares of Starbase Common Stock, which are owned by Mr. Stow. The note bears interest at a rate of 6.34% per annum, payable at maturity. The maturity date was originally November 4, 1998, and during the year ended March 31, 2002, the maturity date on the note was extended to November 4, 2002.

In the fiscal year ended March 31, 2001, Starbase entered into a technology purchase from eCollaboratory for the purchase amount of $1.7 million, which includes amounts previously advanced to eCollaboratory. During the fiscal year ended March 31, 2001, Mr. Daniel P. Ginns, owner, director and the chief executive officer of eCollaboratory, received a salary from eCollaboratory and Mr. Phillip E. Pearce, a former director of eCollaboratory, received fees for his services as a director from eCollaboratory.

In May 2001, Starbase loaned Mr. Phillip E. Pearce, a former member of the Board, the sum of $150,000. The loan is evidenced by a promissory note and bears interest at a rate of 8% per annum, payable at maturity. The maturity date on the note was February 28, 2002 and the note is now in default. Mr. Pearce has informed Starbase that he loaned the proceeds of the note to eCollaboratory, a company owned by Mr. Daniel P. Ginns, a former director of Starbase. Mr. Pearce has also informed Starbase that he does not intend to repay the note unless his loan to eCollaboratory is repaid. As a result, Starbase has reserved the outstanding amount of the loan to Mr. Pearce. Mr. Pearce resigned from the Board in July 2002.

On April 3, 2002, Starbase entered into a consulting agreement with Mr. William R. Stow III, Starbase’s former Chief Executive Office and Chairman of the Board. Starbase will pay Mr. Stow an annual consulting fee of $250,000. The term of the agreement is one year.

Appendix A
to Information Statement

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
STARBASE CORPORATION

I.  Purpose

The primary function of the Audit Committee is to assist the Board (the “Board”) of Starbase Corporation (the “Corporation”) in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established or may establish; and the Corporation’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal control system.

•	Review and appraise the audit efforts of the Corporation’s independent auditors.

•	Provide a channel of communication among the independent auditors, financial and senior management and the Board.

The Audit Committee will fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter and such other activities consistent with this Charter as may from time to time be necessary or appropriate.

II.  Composition of the Audit Committee

The Audit Committee shall be comprised of three or more members of the Board as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. For purposes of this Charter, the definition of independent directors will be based on the rules of the National Association of Securities Dealers for audit committees, as amended, modified or supplemented from time to time. All members of the Audit Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement or will become able to do so within a reasonable period of time after his or her appointment to the Audit Committee. Additionally, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in such member’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board and shall serve at the pleasure of the Board or until their successors shall be duly elected and qualified. Unless a chairman of the Audit Committee (the “Chairman”) is elected by the Board, the members of the Committee may designate a Chairman by majority vote of the full Audit Committee membership.

III.  Meetings

The Audit Committee shall meet from time to time as called by the Chairman or as requested by the independent auditors. The Audit Committee may ask members of management or others to attend meetings of the

Audit Committee and provide pertinent information as necessary. As part of its responsibility to foster open communication, the Audit Committee shall meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately. In addition, the Audit Committee or its Chairman shall discuss with management the Corporation’s quarterly financial statements consistent with Section IV. below. The Audit Committee shall maintain minutes or other records of meetings and activities of the Audit Committee.

IV.  Responsibilities and Duties

The duties of the Audit Committee shall include the following:

Documents/Reports Review

Review this Charter periodically, but at least annually, and update this Charter as conditions dictate.

Review, prior to its filing or prior to its release, as the case may be, the Corporation’s Form 10-K and annual report to stockholders.

Review the Corporation’s Form 10-Q prior to its filing. The Chairman may represent the entire Audit Committee for purposes of this review.

Review such other reports or other financial information submitted to the Securities and Exchange Commission or the public, as the Audit Committee shall deem appropriate. The Chairman may represent the entire Audit Committee for purposes of this review.

Independent Auditors

Recommend to the Board the selection of the independent auditors for each fiscal year, confirm and assure their independence and approve the fees and other compensation to be paid to the independent auditors. On an annual basis, the Audit Committee should review and discuss with the auditors all significant relationships which effect the auditors’ independence and should receive the written statement from the independent auditors required by Independence Standards Board Standard No. 1, as amended, modified or supplemented from time to time.

Recommend to the Board the advisability of having the independent auditors make specified studies and reports as to auditing matters, accounting procedures, tax or other matters.

Review the performance of the independent auditors and approve any proposed discharge of the independent auditors when circumstances warrant.

Periodically consult with the independent auditors out of the presence of management about internal controls and the completeness and accuracy of the Corporation’s financial statements.

Financial Reporting Processes

Consider the independent auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

Consider and approve, if appropriate, major changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors or management.

Process Improvement

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditors regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

Review any significant disagreement among management and the independent auditors in connection with the preparation of any of the Corporation’s financial statements.

Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

Legal Compliance

Review with the Corporation’s counsel, legal compliance matters including corporate securities trading policies.

Review with the Corporation’s counsel, any legal matter that could have a significant impact on the Corporation’s financial statements.

Other Responsibilities

Perform any other activities consistent with this Charter, and the Corporation’s Certificate of Incorporation, By-laws and governing law, as the Audit Committee or the Board deems necessary or appropriate.